A-Power Energy Generation Systems Ltd. Reports
Unaudited Financial Results for First Quarter of 2010

- Revenues Grew 115.8% to $67.3M, Raised Annual Revenue and Net Income Guidance -

SHENYANG, China, June 10, 2010, -- A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems (“DG”) in China and a fast-growing manufacturer of wind turbines, today reported its unaudited financial results for the quarter ended March 31, 2010.

First Quarter Financial Highlights
-- Revenues were $67.3 million representing a 115.8% year-over-year increase;
-- Gross margin increased to 14.5% from 12.6% in the first quarter of 2009;
-- Net income (GAAP) attributable to A-Power was $29.3 million, or $0.64 per diluted share;
-- Cash, cash equivalent and restricted cash were $220.4 million;
-- Prepayments, deposits, other receivables from customers were $102.4 million;
-- Annual guidance for 2010 raised to revenues of $500 million with net income of $60 million.

Mr. Jinxiang Lu, A-Power's Chairman and CEO commented, "We are very excited with our strong revenue growth and solid gross margin expansion in the first quarter. Although the first quarter is typically a slow season in our DG activities in most parts of China due to the winter weather condition, we set new records for both revenue and net income growth in first quarter of 2010. Our geographic diversification into southern China and international projects are contributing more DG revenues. Our wind turbine business continues to gain traction and we remain confident on the market outlook, as our larger turbines are receiving favorable consideration in China, and the outlook for future turbine exports also appears promising. With more components arriving and our production expanding, we are continuing to move forward on all facets of our wind turbine business, both domestically and internationally. On the financial side, we continued to work to strengthen our balance sheet and manage our cash flow to prepare ourselves for further expansion during 2010."

First Quarter 2010 Financial Results

Revenues in the 2010 first quarter increased 115.8% to $67.3 million from $31.2 million in the first quarter of 2009. The increase was primarily due to continuing DG contracts including $9.8 million in revenue from our DG project in Vietnam.

Gross profit increased 248.4% to $9.8 million from $3.9 million in the same period of 2009. Gross margin was 14.5%, up from 12.6% in the same quarter of 2009. The improvement in gross margin was mainly attributable to higher sales and improved operating efficiencies.

Selling, general and administrative (“SG&A”) expenses amounted to $8.9 million compared with $2.6 million in the previous year’s same quarter. The increase in SG&A expenses was mainly due to the growth of the businesses and $2.8 million of SG&A expenses from Evatech Co. Ltd. (“Evatech”)which we acquired in January 2010. As a percentage of revenues, SG&A expenses increased to 13.2% for the first quarter of 2010 from 8.2% in the first quarter of 2009.

Operating income was $0.9 million in the first quarter of 2010 compared with $1.4 million in the same period of 2009. This reduction in operating income was attributable principally to increased SG&A expenses, including $2.8 million of Evatech-related operating expenses.

During the 2010 first quarter, the Company recorded a one-time gain of $13.6 million from the investment in and acquisition of Evatech and a $14.2 million increase in the fair value of outstanding warrants.

GAAP net income attributable to A-Power for the 2010 first quarter was $29.3 million compared with net income of $1.6 million in the same period of 2009. Diluted earnings per share were $0.64 compared with diluted earnings per share $0.04 in the same quarter of 2009. In the 2010 first quarter, total shares outstanding on a diluted basis were 45.7 million shares compared with 34.7 million in the same period of 2009.

Non-GAAP net income for the first quarter of 2010 was $2.0 million, representing a 13.5% year-over-year increase from $1.8 million at the end of March 2009. Non-GAAP diluted earnings per share were $0.05, flat year-over-year, but based upon a significantly greater number of diluted shares outstanding in the 2010 quarter.

As of March 31, 2010, the Company had cash, cash equivalents and restricted cash totaling $220.4 million compared with $179.8 million at December 31, 2009. Prepayments, deposits, other receivables from customers were $102.4 million compared with $52.5 million at the end of 2009. Short-term loans outstanding, as of March 31, 2010, were $69.1 million. Working capital increased by approximately $18.0 million in the 2010 first quarter to $173.4 million. Total stockholders' equity rose to $339.6 million at March 31, 2010 from $252.6 million at December 31, 2009.

Please refer to the tables below for a complete financial overview of our first quarter results for 2010 and a reconciliation of non-GAAP financial measures included in this announcement to the most comparable GAAP financial measures.

Recent Developments

A-Power celebrated the launch of the final development phase of its jointly owned Texas Wind Farm with a ribbon-cutting ceremony in Las Vegas on Tuesday, April 27, 2010. The event was attended by representatives of the Shenyang local government, A-Power, Shenyang Power Group, US Renewable Energy Group, Cielo Wind, and other parties involved in the development of the Texas Wind Farm project. Executives from American Nevada Group also attended with respect to the planning for our proposed Nevada turbine facility.

Business Outlook

Management raised its view that revenues for 2010 will reach $500 million and net income will reach $60 million, from previously announced annual guidance of $380 million in revenues and $45 million in net income, respectively. These targets are based on the Company’s current views on the operating and market conditions, which are subject to change and to future developments, including those referred to under our safe harbor statement below.

Conference Call

The Company will host a conference call, to be simultaneously webcast, on Thursday, June 10, 2010, at 8:00 a.m. Eastern Daylight Time or 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-831-6162 (North America) or +1-617-213-8852 (International), passcode: 21047672, approximately 10 minutes before the call start time. A live webcast of the conference call will be available on the Company's website at http://www.apowerenergy.com.

A replay of the call will be available starting on approximately 11:00 a.m. EDT on June 10, or 11:00 p.m. Beijing Time through June 15, 2010. An archived webcast of the conference call will be available on the Company's website at http://www.apowerenergy.com .. Interested parties may access the replay by dialing +1-888-286-8010 (North America) or +1-617-801-6888 (International) and entering passcode: 56967299.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. In addition to the establishment of strategic relationships with the world’s leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may”, "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our financial results presented on a GAAP basis, we have presented the non-GAAP measure indicated in the table and language in this press release, which excludes certain business combination accounting entries and expenses related to acquisitions, as well as expenses for stock-based compensations. We believe both management and investors benefit from the ability to assess our business operations and financial performance after elimination of the non-recurring effects of the acquisition and other identified non-cash activities and that our presentation of non-GAAP net income is useful for understanding and assessing underlying business performance and operating trends. Our presentation of non-GAAP net income is not meant to be considered in isolation or as a substitute for net income determined in accordance with GAAP, and should be read only in conjunction with the accompanying financial information, which is derived from our consolidated financial statements prepared in accordance with GAAP. Non-GAAP net income as presented herein may not be comparable to any similar measures presented by other companies. Our non-GAAP financial measures reflect adjustments based on the following items: 1) Stock-based compensation expenses: We have excluded the effect of stock-based compensation expenses from our non-GAAP operating expenses and net income measures. Although stock-based compensation is a key incentive offered to our employees, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues such expense is not an indicator used by management to measure the Company’s core operating results and business outlook. 2) Gain from acquisition: We have excluded the effect of Gain from acquisition from our non-GAAP operating expenses and net income measures. The gain from acquisition is non-recurring and is not indicative of the Company's core operating results. 3) Change in fair value of warrants: We have excluded the effect of change in fair value of warrants from our non-GAAP operating expenses and net income measures. The Company values the warrants quarterly and the Change in fair value of warrants does not represent cash inflows or outflows.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@grayling.com

- Tables Follow -

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(In Thousands of United States Dollars)

	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$157,639	$166,476
Restricted cash	62,740	13,399
Accounts receivable, net of allowance for doubtful accounts of $Nil(2009-$Nil)	15,145	12,463
Prepayments, deposits, other receivables	102,367	52,452
Costs and estimated earnings in excess of billings on uncompleted projects	2,986	2,967
Inventory	23,940	10,327
Due from related parties	106	105
Total current assets	364,923	258,189

Deferred income tax asset	4,387	2,321
Accounts receivable, net of allowance for doubtful accounts of $Nil(2009-$Nil)	5,603	5,738
Property, plant and equipment, net of accumulated depreciation of $14,149(2009-$2,912)	71,929	58,617
Intangible assets, net of accumulated depreciation of $630 (2009 - $169)	43,166	22,412
LT prepayment and other assets	36	-
Deposits on intangible assets	1,407	5,657
Long-Term Investment	40,629	2,423

Total assets	532,080	355,357

Liabilities and Stockholder’s Equity
Current Liabilities

Accounts payable	16,802	15,415
Other payable and accrued liabilities	31,772	24,619
Customer deposits	12,036	9,994
Billings in excess of costs and estimated earnings on uncompleted projects	3,961	4,887
Unearned Revenue	2	1,419
Due to related parties	18,943	4,158
Income and business taxes payable	5,634	4,078
Short-term Loans	69,090	19,852
Defer tax Liability	3,847	31
Warrants liability	28,051	17,750
Fair Value of Forward Contracts	1,428	516 -
Retirement benefit obligation	915	-

Total liabilities	192,481	102,719

Stockholders' equity

Common shares, 150,000,000 authorized with par value of $0.0001 per share, 45,363,638 Shares and 39,585,706 shares issued as of March 31, 2010 and December 31, 2009 respectively	5	4
Additional paid-in capital	257,943	203,491
Accumulated other comprehensive income	4,217	6,459
Statutory reserves	4,197	4,155
Retained earnings (deficit)	27,608	(1,651)

Total A-Power Energy Generation System Ltd. stockholders' equity	293,970	212,458

Noncontrolling interest	45,629	40,180

Total stockholders' equity	339,599	252,638

Total liabilities and stockholders' equity	$532,080	$355,357

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Condensed Consolidated Statements of Income and Comprehensive Income
(In Thousands of United States Dollars, Except Shares and per share amounts )

	Three Months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)

Revenues	$67,337	$31,199
Cost of sales and business taxes	57,566	27,266

Gross profit	9,771	3,933

Expenses
Selling, general and administrative expenses	8,916	2,564

Income from operations	855	$1,369

Other income (expense)
Finance costs	(746)	-
Gain on investment acquisition of Evatech	13,589
Other income	1,510	139
Change in fair value of warrants	14,200	-

Income before provision for income taxes	$29,408	$1,508

Provision for income taxes	226	10

Net Income	$29,182	$1,498

Add:Net loss in subsidiaries attributable to
noncontrolling interest	119	67

Net income attributable to A-Power Energy Generation Systems Ltd.	$29,301	$1,565

Loss in Foreign currency translation	(2,241)	(211)

Comprehensive income	$27,060	$1,354

Weighted average number of common shares outstanding - basic	44,079,653	33,706,938
Weighted average number of common shares outstanding - diluted	45,703,745	34,706,938

EARNINGS PER SHARE - BASIC	$0.66	$0.04
EARNINGS PER SHARE - DILUTED	$0.64	$0.04

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the three months period ended March 31, 2010
(In Thousands of United States Dollars)

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$29,182	$1,498

Adjustments to reconcile net income to cash
provided by operating activities:
Stock-based compensation	498	206
Amortization - PPE	973	255
Amortization - Intangible assets	624	-
Future income tax recovery	152	-
Change in fair value of warrants	(14,200)	-
Change in fair value of derivatives	911	-
Foreign exchange gain/loss	(771)	-
Amortization of deferred financing costs	(117)	-
Loss recognized from GE Joint Venture	33	-
Gains on purchase of Evatech	(13,589)	-
	3,696	1,959

Changes in operating assets and liabilities:
Accounts receivable	(1,813)	(4,346)
Costs and estimated earnings in excess of billings on uncompleted contracts	(19)	74
Prepayments, deposits and other receivables	(46,462)	(58)
Inventories	(243)	(785)
Accounts payable and accrued liabilities	(18,667)	4,273
Customer deposits	2,042	13,518
Billings in excess of costs and estimated earnings on uncompleted contracts	(926)	225
Income and business taxes payable	656	793
Unearned revenue	(1,417)	-
Retirement benefit obligation	23	-
Due (from) related parties	1	-
Net cash (used in) provided by operating activities	(63,129)	15,653

Cash flows from investing activities:
(Increase) decrease in restricted bank balances	(49,331)	2,000
Purchase of property, plant, and equipment	(169)	-327
Payments of deposits on intangible assets	(1,407)	-
Purchase of intangible assets	(1,200)	-
Construction in progress	-	(2,726)
Loan to third parties	(4,541)	(500)
Long-term investment	(36,625)	-
Net cash used in investing activities	(93,273)	(1,553)

Cash flows from financing activities:
Proceeds from bank loans	49,900	-
Proceeds from share capital, net of cost	5,566	-
Proceeds from private placement, net of direct cost	78,456	-
Due to related parties	14,718	3,000
Cash received from Evatech upon acquisition	169	-
Net cash used in financing activities:	148,809	3,000

Effect of exchange rate change	(1,245)	(58)

Net increase in cash and cash equivalents	(8,838)	17,042

Cash and cash equivalents, beginning of period	$166,476	$43,518
Cash and cash equivalents, end of period	$157,638	$60,560

GAAP-non-GAAP Reconciliation Table (unaudited)
(In thousands of United States Dollars, except per share data)

	Three Months Ended
	March 31,
	2010	2009
Net Income attributable to A-Power –GAAP	$29,301	$1,565
Add Back
Non-cash Stock-based Compensation	$498	$206
Subtract
Change in fair value of warrants	$(14,200)	$--
Evatech-related acquisition gain	(13,589)	--
Adjusted Net Income attributable to A-Power -non-GAAP	$2,010	$1,771

Diluted earning per share - GAAP	$0.64	$0.05
Adjustment	(0.59)	-
Adjusted diluted earning per share non-GAAP	$0.05	$0.05

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